Exhibit 99

DOMINION RESOURCES, INC.

CONDENSED CONSOLIDATED EARNINGS STATEMENT

(Unaudited)

(millions, except per share amounts)	Twelve Months Ended June 30, 2014
Operating Revenue	$13,060
Operating Expenses	10,060

Income from operations	3,000
Other income	226
Interest and related charges	910

Income before income tax expense including noncontrolling interests	$2,316
Income tax expense	737

Net income including noncontrolling interests	1,579
Loss from discontinued operations (including income tax expense of $5)	(23)
Noncontrolling interests	18

Net income attributable to Dominion	$1,538

Amounts attributable to Dominion:
Income from continuing operations	$1,561
Loss from discontinued operations	(23)

Net income attributable to Dominion	$1,538

Earnings Per Common Share – Basic
Income from continuing operations	$2.72
Loss from discontinued operations	(0.04)
Noncontrolling interests	(0.03)

Net income attributable to Dominion	$2.65

Earnings Per Common Share – Diluted
Income from continuing operations	$2.71
Loss from discontinued operations	(0.04)
Noncontrolling interests	(0.03)

Net income attributable to Dominion	$2.64

Exhibit 99

VIRGINIA ELECTRIC AND POWER COMPANY

CONDENSED CONSOLIDATED EARNINGS STATEMENT

(Unaudited)

(millions)	Twelve Months Ended June 30, 2014
Operating Revenue	$7,515
Operating Expenses	5,611

Income from operations	1,904
Other income	69
Interest and related charges	401

Income before income tax expense	1,572
Income tax expense	592

Net Income	980
Preferred dividends	17

Balance available for common stock	$963